Samantha M. Kirby	Goodwin Procter llp
+1 617 570 8794	100 Northern Avenue
SKirby@goodwinlaw.com	Boston, MA 02210

goodwinlaw.com
+1 617 570 1000

August 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: John Stickel

RE:          Brookline Bancorp, Inc.

Registration Statement on Form S-3

Filed July 14, 2023

File No. 333-230183

Dear Mr. Stickel:

On behalf of our client Brookline Bancorp, Inc. (the “Company”), we are writing in response to your letter dated July 24, 2023, setting forth the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on the above-mentioned filing for the Company. The Company has considered the Staff’s comment and its response is set forth below. To facilitate the Staff’s review, we have keyed the response to the heading and numbered comment used in the Staff’s comment letter, which we have reproduced in bold print.

General

1.	We note that your quarterly report on Form 10-Q for the period ended March 31, 2023 filed on May 11, 2023 does not appear to have been timely filed. Accordingly, it does not appear that you meet the eligibility requirements set forth in General Instruction I.A.3(b) of Form S-3. Please explain to us why you believe you are eligible to file on Form S-3 or amend your registration statement onto an appropriate form.

Response: Based on discussions with the Staff, we believe this comment no longer applies.

If you have any questions or require any additional information, please feel free to contact me at (617) 570-1000.

Sincerely,

/s/ Samantha Kirby
Samantha Kirby

cc:           Marissa Martin

Brookline Bancorp, Inc.